Exhibit 99.1

SHARKNINJA GLOBAL SPV, LTD.

1

SHARKNINJA GLOBAL SPV, LTD.

Condensed Consolidated Balance SheetS

(in thousands, except share and per share data)

(unaudited)

	As of
	June 30, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents	$256,379	$192,890
Restricted cash	23,207	25,880
Accounts receivable, net(1)	922,290	766,503
Inventories	537,676	548,588
Prepaid expenses and other current assets(2)	96,790	181,831
Total current assets	1,836,342	1,715,692
Property and equipment, net	143,178	137,341
Operating lease right-of-use assets	68,883	67,321
Intangible assets, net	485,196	492,709
Goodwill	839,753	840,148
Deferred tax assets, noncurrent	4,047	6,291
Other assets, noncurrent	44,038	35,389
Total assets	$3,421,437	$3,294,891
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable(3)	$371,391	$328,122
Accrued expenses and other current liabilities(4)	638,955	552,023
Tax payable	151	1,581
Current portion of long-term debt	99,503	86,972
Total current liabilities	1,110,000	968,698
Long-term debt	299,529	349,169
Operating lease liabilities, noncurrent	65,292	61,779
Deferred tax liabilities, noncurrent	52,362	60,976
Other liabilities, noncurrent	27,744	25,980
Total liabilities	1,554,927	1,466,602
Commitments and contingencies (Note 8)
Shareholders’ equity:
Ordinary shares, $0.20 par value per share, 250,000 shares authorized, 50,000 shares issued and outstanding as of June 30, 2023 and December 31, 2022	10	10
Additional paid-in capital	941,210	941,210
Retained earnings	935,487	896,738
Accumulated other comprehensive loss	(10,197)	(9,669)
Total shareholders’ equity	1,866,510	1,828,289
Total liabilities and shareholders’ equity	$3,421,437	$3,294,891

(1) Including amounts from a related party of $1,816 and $1,033 as of June 30, 2023 and December 31, 2022, respectively.

(2) Including amounts from a related party of $40 and $20,069 as of June 30, 2023 and December 31, 2022, respectively.

(3) Including amounts to a related party of $283,524 and $231,805 as of June 30, 2023 and December 31, 2022, respectively.

(4) Including amounts to a related party of $10,251 and $8,399 as of June 30, 2023 and December 31, 2022, respectively.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

2

SHARKNINJA GLOBAL SPV, LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except share and per share data)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Net sales(1)	$950,312	$778,197	$1,805,594	$1,587,823
Cost of sales(2)	553,391	486,730	1,008,130	944,430
Gross profit	396,921	291,467	797,464	643,393
Operating expenses:
Research and development(3)	61,014	54,016	119,739	105,987
Sales and marketing	208,316	146,641	360,436	272,182
General and administrative	71,959	54,711	139,027	106,736
Total operating expenses	341,289	255,368	619,202	484,905
Operating income	55,632	36,099	178,262	158,488
Interest expense, net	(7,031)	(6,078)	(15,520)	(10,082)
Other expense, net	(32,670)	(6,965)	(35,450)	(10,874)
Income before income taxes	15,931	23,056	127,292	137,532
Provision for income taxes	3,995	6,561	28,260	32,126
Net income	$11,936	$16,495	$99,032	$105,406
Net income per share, basic and diluted	$0.09	$0.12	$0.71	$0.76
Weighted-average number of shares used in computing net income per share, basic and diluted(4)	138,982,872	138,982,872	138,982,872	138,982,872

(1) Including amounts from a related party of $493 and $266 for the three months ended June 30, 2023 and 2022, respectively; and $1,251 and $766 for the six months ended June 30, 2023 and 2022, respectively.

(2) Including amounts from a related party of $403,696 and $341,973 for the three months ended June 30, 2023 and 2022, respectively; and $696,005 and $667,337 for the six months ended June 30, 2023 and 2022, respectively.

(3) Including amounts from a related party of $905 and $845 for the three months ended June 30, 2023 and 2022, respectively; and $1,766 and $1,801 for the six months ended June 30, 2023 and 2022, respectively.

(4) The number of shares transferred in the separation and distribution from JS Global were used as the denominator in calculating net income per share. Refer to Footnote 11 for further information.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

3

SHARKNINJA GLOBAL SPV, LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Net income	$11,936	$16,495	$99,032	$105,406
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	3,156	(15,251)	8,413	(19,857)
Unrealized loss on derivative instruments, net	(6,589)	—	(8,941)	—
Comprehensive income	$8,503	$1,244	$98,504	$85,549

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

4

SHARKNINJA GLOBAL SPV, LTD.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands, except share data and per share amount)

(unaudited)

	Three Months Ended June 30, 2022
					Accumulated
			Additional		Other	Total
	Ordinary shares		Paid-in	Retained	Comprehensive	Shareholders’
	Shares	Amount	Capital	Earnings	Income (Loss)	Equity
Balance as of March 31, 2022	50,000	$10	$957,005	$814,907	$4,342	$1,776,264
Distribution paid to Parent	—	—	—	(52,750)	—	(52,750)
Intercompany note to Parent (Note 9)	—	—	—	(87)	—	(87)
Share-based compensation	—	—	1,876	—	—	1,876
Recharge from Parent for share-based compensation	—	—	(15,300)	—	—	(15,300)
Other comprehensive loss, net of tax	—	—	—	—	(15,251)	(15,251)
Net income	—	—	—	16,495	—	16,495
Balance as of June 30, 2022	50,000	$10	$943,581	$778,565	$(10,909)	$1,711,247

	Three Months Ended June 30, 2023
					Accumulated
			Additional		Other	Total
	Ordinary shares		Paid-in	Retained	Comprehensive	Shareholders’
	Shares	Amount	Capital	Earnings	Loss	Equity
Balance as of March 31, 2023	50,000	$10	$941,210	$923,551	$(6,764)	$1,858,007
Share-based compensation	—	—	2,317	—	—	2,317
Recharge from Parent for share-based compensation	—	—	(2,317)	—	—	(2,317)
Other comprehensive loss, net of tax	—	—	—	—	(3,433)	(3,433)
Net income	—	—	—	11,936	—	11,936
Balance as of June 30, 2023	50,000	$10	$941,210	$935,487	$(10,197)	$1,866,510

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

5

SHARKNINJA GLOBAL SPV, LTD.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands, except share data and per share amount)

(unaudited)

	Six Months Ended June 30, 2022
					Accumulated
			Additional		Other	Total
	Ordinary shares		Paid-in	Retained	Comprehensive	Shareholders’
	Shares	Amount	Capital	Earnings	Income (Loss)	Equity
Balance as of December 31, 2021	50,000	$10	$954,435	$797,970	$8,948	$1,761,363
Distribution paid to Parent	—	—	—	(83,450)	—	(83,450)
Intercompany note to Parent (Note 9)	—	—	—	(41,361)	—	(41,361)
Share-based compensation	—	—	4,446	—	—	4,446
Recharge from Parent for share-based compensation	—	—	(15,300)	—	—	(15,300)
Other comprehensive loss, net of tax	—	—	—	—	(19,857)	(19,857)
Net income	—	—	—	105,406	—	105,406
Balance as of June 30, 2022	50,000	$10	$943,581	$778,565	$(10,909)	$1,711,247

	Six Months Ended June 30, 2023
					Accumulated
			Additional		Other	Total
	Ordinary shares		Paid-in	Retained	Comprehensive	Shareholders’
	Shares	Amount	Capital	Earnings	Loss	Equity
Balance as of December 31, 2022	50,000	$10	$941,210	$896,738	$(9,669)	$1,828,289
Distribution paid to Parent	—	—	—	(60,283)	—	(60,283)
Share-based compensation	—	—	3,165	—	—	3,165
Recharge from Parent for share-based compensation	—	—	(3,165)	—	—	(3,165)
Other comprehensive loss, net of tax	—	—	—	—	(528)	(528)
Net income	—	—	—	99,032	—	99,032
Balance as of June 30, 2023	50,000	$10	$941,210	$935,487	$(10,917)	$1,866,510

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

6

SHARKNINJA GLOBAL SPV, LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Six Months Ended June 30,
	2023	2022
Cash flows from operating activities:
Net income	$99,032	$105,406
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	51,795	40,165
Share-based compensation	3,165	4,446
Provision for credit losses	1,218	947
Non-cash lease expense	6,383	8,478
Amortization of debt discount	392	430
Deferred income taxes, net	(5,864)	(8,025)
Loss from equity method investment	—	360
Changes in operating assets and liabilities:
Accounts receivable(1)	(143,549)	261,056
Inventories	16,008	(113,391)
Prepaid expenses and other assets(2)	78,613	(85,286)
Accounts payable(3)	33,605	(80,872)
Tax payable	(1,326)	(4,886)
Operating lease liabilities	(10,165)	(7,665)
Accrued expenses and other liabilities(4)	71,078	(135,237)
Net cash provided by (used in) operating activities	200,385	(14,074)
Cash flows from investing activities:
Purchase of property and equipment	(46,273)	(32,687)
Purchase of intangible asset	(1,120)	(2,799)
Capitalized internal-use software development	(123)	(2,519)
Investment in equity method investment	—	(360)
Other investing activities, net	(300)	(300)
Net cash used in investing activities	(47,816)	(38,665)
Cash flows from financing activities:
Proceeds from issuance of debt, net of issuance cost	—	200,000
Repayment of debt	(37,501)	(130,000)
Intercompany note to Parent (Note 9)	—	(41,286)
Distribution paid to Parent	(60,283)	(45,438)
Recharge from Parent for share-based compensation	—	(15,300)
Net cash used in financing activities	(97,784)	(32,024)
Effect of exchange rates changes on cash	6,031	(7,656)
Net increase (decrease) in cash, cash equivalents, and restricted cash	60,816	(92,419)
Cash, cash equivalents, and restricted cash at beginning of period	218,770	240,597
Cash, cash equivalents, and restricted cash at end of period	$279,586	$148,178
Supplemental disclosures of noncash investing and financing activities:
Purchase of property and equipment accrued and not yet paid	$1,405	$468
Share-based compensation recharge not yet paid	(3,165)	—
Unrealized loss on cash flow hedges	(9,964)	—
Reconciliation of cash, cash equivalents and restricted cash within the Condensed Consolidated Balance Sheets to the amounts shown in the Condensed Consolidated Statements of Cash Flows above:
Cash and cash equivalents	$256,379	$130,455
Restricted cash	23,207	17,723
Total cash, cash equivalents and restricted cash	$279,586	$148,178

(1) Including changes in related party balances of $(783) and $3,706 for the six months ended June 30, 2023 and 2022, respectively.

(2) Including changes in related party balances of $20,029 and $(1,714) for the six months ended June 30, 2023 and 2022, respectively.

(3) Including changes in related party balances of $51,719 and $(56,018) for the six months ended June 30, 2023 and 2022, respectively.

(4) Including changes in related party balances of $1,852 and $(992) for the six months ended June 30, 2023 and 2022, respectively.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

7

SHARKNINJA GLOBAL SPV, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1.	Organization and Description of Business

SharkNinja Global SPV, Ltd. (together with its subsidiaries, “SharkNinja” or the “Company”) was incorporated in the Cayman Islands on June 27, 2017. SharkNinja is a global product design and technology company that creates innovative lifestyle product solutions across multiple sub-categories, including Cleaning Appliances, Cooking and Beverage Appliances, Food Preparation Appliances and Other products under the brands of “Shark” and “Ninja.” The Company operates as a combination of wholly-owned businesses of JS Global Lifestyle Company Limited (the “Parent” or “JS Global”), which is a listed entity on the Hong Kong Stock Exchange.

On May 17, 2023, SharkNinja, Inc. was incorporated as a subsidiary of JS Global. As part of the separation from JS Global in July 2023, JS Global contributed all outstanding shares of the Company to SharkNinja, Inc. in exchange for shares of SharkNinja, Inc. On July 31, 2023, JS Global distributed all ordinary shares of SharkNinja, Inc. to the holders of JS Global ordinary shares, and SharkNinja, Inc. began trading on the New York Stock Exchange.

SharkNinja is headquartered in Needham, Massachusetts, and its operations have been primarily in the United States and the United Kingdom (“UK”).

2.	Summary of Significant Accounting Policies

Basis of Presentation

The condensed consolidated financial statements that accompany these notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of SharkNinja Global SPV, Ltd. and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

The condensed consolidated balance sheet as of December 31, 2022 was derived from the audited consolidated financial statements as of that date, but does not include all of the disclosures, including certain notes required by U.S. GAAP on an annual reporting basis. Certain information and note disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations of the Securities and Exchange Commission ("SEC"). Therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the related notes thereto as of and for the year ended December 31, 2022.

The Company has identified the significant accounting policies that are critical to understanding its business and results of operations. SharkNinja believes that there have been no significant changes during the six months ended June 30, 2023 to the significant accounting policies disclosed in the Company’s audited consolidated financial statements and related notes thereto as of and for the year ended December 31, 2022 within the Form F-1 filed on July 28, 2023.

In management’s opinion, the unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and reflect all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the Company’s financial position as of June 30, 2023 and the Company’s condensed consolidated statements of income, comprehensive income and shareholders’ equity for the three and six months ended June 30, 2023 and 2022 and cash flows for the six months ended June 30, 2023 and 2022. The results for the three and six months ended June 30, 2023 are not necessarily indicative of the operating results expected for the year ended December 31, 2023 or any future operating periods.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of net sales and expenses during the reporting periods and accompanying notes. Significant items subject to such estimates and assumptions include but are not limited to variable consideration for returns, sales rebates and discounts, the allowance for credit losses, reserve for product warranties, the fair value of financial assets and liabilities including the accounting and fair value of derivatives, valuation of inventory, the fair value of acquired intangible assets and goodwill, the useful lives of acquired intangible assets, determination of incremental borrowing rate for leases, share-based compensation and the valuation of deferred tax assets and uncertain tax positions. Actual results could differ from those estimates.

8

SHARKNINJA GLOBAL SPV, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Concentration of Credit Risks

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, restricted cash, accounts receivable, and forward contracts. The Company maintains its cash, cash equivalents and restricted cash with high-quality financial institutions, the composition and maturities of which are regularly monitored by the Company.

The Company has outstanding accounts receivable balances with retailers, distributors and direct-to-consumer (“DTC”) customers. The Company is exposed to credit risk in the event of nonpayment by customers to the extent of the amounts recorded in the condensed consolidated balance sheets. The Company extends different levels of credit to customers, without requiring collateral deposits, and when necessary, maintains reserves for potential credit losses based upon the expected collectability of accounts receivable. The Company manages credit risk related to its customers by performing periodic evaluations of credit worthiness and applying other credit risk monitoring procedures.

The Company sells a significant portion of its products through retailers and, as a result, maintains individually significant receivable balances with these parties. If the financial condition or operations of these retailers deteriorates substantially, the Company’s operating results could be adversely affected.

The following table summarizes the Company’s customers that represented 10% or more of accounts receivable, net:

	As of
	June 30, 2023	December 31, 2022
Customer A	20.1%	15.1%
Customer B	13.6	*
Customer C	12.7	19.8

* Represents less than 10%

The following table summarizes the Company’s customers that represented 10% or more of net sales:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Customer A	22.0%	21.5%	18.8%	18.6%
Customer B	*	10.6	10.1	11.7
Customer C	14.3	16.2	14.8	15.2

* Represents less than 10%

Accounts Receivable, Net

Accounts receivable are presented net of allowance for credit losses and allowance for chargebacks. Accounts receivable are presented net of liabilities when a right of setoff exists. The Company determined the allowance for customer incentives and allowance for sales returns should be recorded as a liability.

The Company maintains an allowance related to customer incentives based on specific terms and conditions included in the customer agreements or based on historical experience and the Company’s expectation of discounts.

The Company maintains an allowance for credit losses to provide for the estimated amount of receivables that will not be collected. To estimate the allowance for credit losses the Company applied the loss-rate method using relevant available information including historical write-off activity, current conditions and reasonable and supportable forecasts. The allowance for credit losses is measured on a pooled basis when similar risk characteristics exist. When assessing whether to measure certain financial assets on a pooled basis, the Company considered various risk characteristics, including geographic location and industry of the customer.

9

SHARKNINJA GLOBAL SPV, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Expected credit losses are estimated over the contractual term of the financial assets. Write-offs of accounts receivable are recorded to the allowance for credit losses. Any subsequent recoveries of previously written off balances are recorded as a reduction to credit loss expense.

Below is a rollforward of the Company’s allowance for credit losses:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022

	(in thousands)
Beginning balance	$8,067	$1,982	$6,998	$1,783
Provision (recovery) for credit losses	474	(754)	1,218	947
Write-offs and other adjustments	(1,615)	(268)	(1,290)	(1,770)
Ending balance	$6,926	$960	$6,926	$960

Transfer of Financial Instruments

On August 31, 2022, the Company entered into a Receivable Purchase Agreement (“RPA”) with a financial institution (“Purchaser”) to sell its accounts receivable for a cash advanced payment and a deferred payment in the form of a deferred purchase price receivable. All transfers under the RPA meet the criteria of sales accounting and are accounted for as a true sale in accordance with ASC 860, Transfers and Servicing. The Company sells, conveys, transfers and assigns to the Purchaser all its rights, title and interest in the receivables upon the sale and transfer of the receivables to the Purchaser. The Company continues to service, administer and collect the receivables on behalf of the Purchaser. The financial statement impact associated with the servicing liability was immaterial for all periods presented.

As part of the RPA transaction, accounts receivable sold are derecognized from the condensed consolidated balance sheets and a deferred purchase price (“DPP”) receivable is recognized at fair value. The DPP represents the difference between the fair value of the trade receivables sold and the cash purchase price. The DPP is subsequently remeasured each reporting period to account for activity during the period, such as the seller’s interest in any newly transferred receivables, collections on previously transferred receivables attributable to the DPP and changes in estimates. The DPP is valued using unobservable inputs such as Level 3 inputs, primarily discounted cash flows. Due to the short maturity of the instruments, the carrying value of the DPP receivable approximates the fair value of the DPP. Please refer to Note 4 – Fair Value Measurement for additional details.

As of December 31, 2022, the outstanding principal on receivables sold was $101.8 million, and the Company’s risk of loss following the sale of the receivables was limited to the uncollected portion of the DPP at $22.3 million. During the six months ended June 30, 2023, cash collections from customers on receivables sold were $96.3 million, of which the cash collections on the DPP receivable were $16.8 million. All amounts on sold receivables were collected as of June 30, 2023.

10

SHARKNINJA GLOBAL SPV, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

The following table summarizes the activity related to the DPP receivable:

	As of
	June 30, 2023	December 31, 2022

	(in thousands)
Beginning balance	$22,294	$—
Non-cash addition to DPP receivable	—	64,710
Cash collected on DPP receivable	(16,777)	(42,416)
Non-cash adjustments	(5,517)	—
Ending balance	$—	$22,294

Disaggregation of Net Sales

The following table summarizes net sales by region based on the billing address of customers:

	Three Months Ended June 30,				Six Months Ended June 30,
	2023		2022		2023		2022
	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales

	(in thousands, except percentages)
North America(1)	$646,348	68.0%	$600,639	77.2%	$1,247,641	69.1%	$1,243,530	78.3%
Europe(2)	235,841	24.8	131,359	16.9	455,730	25.2	262,007	16.5
Rest of World	68,123	7.2	46,199	5.9	102,223	5.7	82,286	5.2
Total net sales	$950,312	100%	$778,197	100%	$1,805,594	100%	$1,587,823	100%

The following table presents net sales by brand:

	Three Months Ended June 30,				Six Months Ended June 30,
	2023		2022		2023		2022
	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales

	(in thousands, except percentages)
Shark	$463,887	48.8%	$436,252	56.1%	$944,638	52.3%	$884,919	55.7%
Ninja	486,425	51.2	341,945	43.9	860,956	47.7	702,904	44.3
Total net sales	$950,312	100%	$778,197	100%	$1,805,594	100%	$1,587,823	100%

(1) Net sales from the United States represented 63.0% and 71.2% of total net sales for the three months ended June 30, 2023 and 2022, respectively, and 64.2% and 72.9% of total net sales for the six months ended June 30, 2023 and 2022, respectively.

(2) Net sales from the UK represented 20.1% and 14.2% of total net sales for the three months ended June 30, 2023 and 2022, respectively, and 20.7% and 13.6% of total net sales for the six months ended June 30, 2023 and 2022, respectively.

11

SHARKNINJA GLOBAL SPV, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

The following table presents net sales by product category:

	Three Months Ended June 30,				Six Months Ended June 30,
	2023		2022		2023		2022
	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales

	(in thousands, except percentages)
Cleaning Appliances	$413,797	43.5%	$411,227	52.8%	$828,667	45.9%	$848,187	53.4%
Cooking and Beverage Appliances	343,050	36.1	204,028	26.2	599,732	33.2	436,131	27.5
Food Preparation Appliances	143,376	15.1	137,687	17.7	261,224	14.5	266,166	16.8
Other	50,089	5.3	25,255	3.3	115,971	6.4	37,339	2.3
Total net sales	$950,312	100%	$778,197	100%	$1,805,594	100%	$1,587,823	100%

Warranty Costs

The Company accrues the estimated cost of product warranties at the time it recognizes net sales and records warranty expense to cost of goods sold. The Company’s standard warranty provides for repair or replacement of the associated products during the warranty period. The amount of the provision for the warranties is estimated based on sales volume and past experience of the level of repairs and returns. If actual product failure rates or repair costs differ from estimates, revisions to the estimated warranty obligation may be required.

Product warranty liabilities and changes were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022

	(in thousands)
Beginning balance	$20,075	$15,268	$20,958	$17,828
Accruals for warranties issued	7,679	3,636	13,750	8,057
Changes in liability for pre-existing warranties	—	482	—	1,486
Settlements made	(6,581)	(4,920)	(13,535)	(12,905)
Ending balance	$21,173	$14,466	$21,173	$14,466

Segment Information

The Company operates in one operating and reportable segment. Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker, who is the Company’s chief executive officer (“CEO”), in deciding how to allocate resources and assessing performance. The Company’s CEO allocates resources and assesses performance based upon discrete financial information at the consolidated level.

12

SHARKNINJA GLOBAL SPV, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Net sales by geographical region can be found in the disaggregation of net sales in Note 2 above. The following table presents the Company’s property and equipment, net of depreciation and amortization, by geographic region:

	As of
	June 30, 2023	December 31, 2022

	(in thousands)
United States	$66,207	$74,054
China	66,287	55,170
Rest of World	10,684	8,117
Total property and equipment, net	$143,178	$137,341

3.	Condensed Consolidated Balance Sheet Components

Property and Equipment, Net

Property and equipment, net consisted of the following:

	As of
	June 30, 2023	December 31, 2022

	(in thousands)
Molds and tooling	$237,458	$209,984
Computer and software	93,172	88,483
Displays	98,935	90,722
Equipment	16,631	14,653
Furniture and fixtures	9,846	11,418
Leasehold improvements	34,607	31,315
Total property and equipment	490,649	446,575
Less: accumulated depreciation and amortization	(364,788)	(322,022)
Construction in progress	17,317	12,788
Property and equipment, net	$143,178	$137,341

Depreciation and amortization expenses were $23.4 million and $14.5 million for the three months ended June 30, 2023 and 2022, respectively, and $40.6 million and $29.1 million for the six months ended June 30, 2023 and 2022, respectively.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	As of
	June 30, 2023	December 31, 2022

	(in thousands)
Prepaid expenses	$59,701	$86,274
Related party receivables	40	20,069
Derivative assets	—	22,676
DPP receivable	—	22,294
Other receivables	37,049	30,518
Prepaid expenses and other current assets	$96,790	$181,831

13

SHARKNINJA GLOBAL SPV, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of
	June 30, 2023	December 31, 2022

	(in thousands)
Accrued customer incentives	$321,182	$230,195
Accrued expenses	119,363	99,962
Accrued compensation and benefits	51,526	71,762
Accrued returns	25,863	45,529
Accrued tax payables	31,010	43,243
Accrued warranty	21,173	20,958
Operating lease liabilities, current	11,440	13,038
Derivative liabilities	23,392	—
Other	34,006	27,336
Accrued expenses and other current liabilities	$638,955	$552,023

4.	Fair Value Measurements

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of June 30, 2023:

	June 30, 2023
	Fair Value	Level 1	Level 2	Level 3

	(in thousands)
Financial Liabilities:
Derivatives not designated as hedging instruments:
Forward contracts included in accrued expenses and other current liabilities (Note 5)	$15,780	$—	$15,780	$—
Derivatives designated as hedging instruments:
Forward contracts included in accrued expenses and other current liabilities (Note 5)	$7,612	$—	$7,612	$—
Total financial liabilities	$23,392	$—	$23,392	$—

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2022:

	December 31, 2022
	Fair Value	Level 1	Level 2	Level 3

	(in thousands)
Financial Assets:
Derivatives not designated as hedging instruments:
Forward contracts included in prepaid expenses and other current assets (Note 5)	$22,676	$—	$22,676	$—
DPP receivable included in prepaid expenses and other current assets (Note 2)	22,294	—	—	22,294
Total financial assets	$44,970	$—	$22,676	$22,294

The Company classifies its derivative financial instruments within Level 2 because they are valued using inputs other than quoted prices which are directly or indirectly observable in the market, including readily-available pricing sources for the identical underlying security which may not be actively traded. The Company classifies its DPP receivable within Level 3 because it is valued using unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. There were no transfers into or out of Level 3 fair value measurement for the periods ended June 30, 2023 and December 31, 2022.

14

SHARKNINJA GLOBAL SPV, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Because no market exists for a DPP in sold receivables, fair value estimates are based on judgements regarding current economic conditions and the risk characteristics of the expected collection percentage of the remaining receivables outstanding. Those estimates that are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision are included in Level 3. Changes in assumptions could significantly affect the fair value of the DPP receivable presented.

5.	Derivative Financial Instruments and Hedging

Notional Amount of Forward Contracts

The gross notional amounts of the Company’s forward contracts are USD denominated. The notional amounts of outstanding forward contracts in USD as of the periods presented were as follows:

	As of
	June 30, 2023	December 31, 2022

	(in thousands)
Derivatives Designated as Hedging Instruments:
Forward contracts	$330,200	$—
Derivatives Not Designated as Hedging Instruments:
Forward contracts	483,260	956,191
Total derivative instruments	$813,460	$956,191

Effect of Forward Contracts on the Condensed Consolidated Statements of Income

Total (loss) gain recognized from derivatives that were not designated as hedging instruments was $(27.6) million and $2.1 million for the three months ended June 30, 2023 and 2022, respectively, and $(25.7) million and $2.1 million for the six months ended June 30, 2023 and 2022, respectively, and it was recorded in other expense, net within the condensed consolidated statements of income.

Effect of Forward Contracts on Accumulated Other Comprehensive Income

The following table represents the unrealized losses of forward contracts that were designated as hedging instruments, net of tax effects, that were recorded in accumulated other comprehensive income as of June 30, 2023, and their effect on other comprehensive income for the six months ended June 30, 2023:

	Three Months Ended	Six Months Ended
	June 30, 2023
	(in thousands)
Beginning balance	$(2,352)	$—
Amount of net losses recorded in other comprehensive income	(7,739)	(10,091)
Amount of net losses reclassified from other comprehensive income to earnings	1,150	1,150
Ending balance	$(8,941)	$(8,941)

The Company did not have any forward contracts that were designated as hedging instruments for the three and six months ended June 30, 2022.

15

SHARKNINJA GLOBAL SPV, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

6.	Intangible Assets, Net and Goodwill

Intangible Assets, Net

Intangible assets consisted of the following as of June 30, 2023:

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted- Average Remaining Useful Life

	(in thousands)			(in years)
Intangible assets subject to amortization:
Customer relationships	$143,083	$(91,414)	$51,669	3.3
Patents	53,815	(22,319)	31,496	5.9
Developed technology	22,437	(4,740)	17,697	8.7
Total intangible assets subject to amortization	$219,335	$(118,473)	$100,862
Intangible assets not subject to amortization:
Trade name and trademarks	384,334	—	384,334	Indefinite
Total intangible assets, net	$603,669	$(118,473)	$485,196

Intangible assets consisted of the following as of December 31, 2022:

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted- Average Remaining Useful Life

	(in thousands)			(in years)
Intangible assets subject to amortization:
Customer relationships	$143,083	$(83,465)	$59,618	3.8
Patents	52,695	(19,874)	32,821	6.2
Developed technology	21,381	(5,151)	16,230	9.2
Total intangible assets subject to amortization	$217,159	$(108,490)	$108,669
Intangible assets not subject to amortization:
Trade name and trademarks	384,040	—	384,040	Indefinite
Total intangible assets, net	$601,199	$(108,490)	$492,709

Amortization expenses for intangible assets were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022

	(in thousands)
Research and development	$1,638	$1,442	$3,286	$3,025
Sales and marketing	3,975	3,975	7,950	7,950
Total amortization expenses	$5,613	$5,417	$11,236	$10,975

16

SHARKNINJA GLOBAL SPV, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

The expected future amortization expenses related to the intangible assets as of June 30, 2023 were as follows:

Amount
(in thousands)
Year Ending December 31,
Remainder of 2023	$11,617
2024	23,265
2025	23,265
2026	19,290
2027	6,444
Thereafter	16,981
Total	$100,862

Goodwill

The following table represents the changes to goodwill:

Carrying Amount
(in thousands)
Balance as of December 31, 2022	$840,148
Effect of foreign currency translation	(395)
Balance as of June 30, 2023	$839,753

7.	Debt

On March 17, 2020, the Company entered into a term loan and revolving credit agreement (“2020 Facilities Agreement”) with Bank of China Limited, Macau Branch, as administrative agent, and certain banks and financial institutions party thereto as lenders and issuing banks. The 2020 Facilities Agreement provided for a $500.0 million term loan facility (the “2020 Term Loans”) and $200.0 million revolving credit facility (“2020 Revolving Facility”). The 2020 Term Loans and the 2020 Revolving Facility mature five years from the initial utilization date on March 20, 2020, and both facilities bear interest at a rate of the London Interbank Offered Rate (“LIBOR”) plus 1.8%.

The Company was required to meet certain financial covenants customary with this type of agreement, including, but not limited to, maintaining a maximum ratio of indebtedness and a minimum specified interest coverage ratio. As of June 30, 2023, the Company was in compliance with the covenants under the 2020 Facilities Agreement.

The obligations under the 2020 Facilities Agreement with respect to the 2020 Term Loans and the 2020 Revolving Facility were secured by substantially all the Company’s U.S. assets, except for goodwill and investments in subsidiaries, and were required to be guaranteed by certain material subsidiaries of the Company if, at the end of future financial quarters, certain conditions were not met. The 2020 Term Loans were secured by equity interests in certain of the Company’s subsidiaries and substantially all of the Company’s U.S. entity assets.

No amounts were outstanding under the 2020 Revolving Facility as of June 30, 2023 and December 31, 2022.

17

SHARKNINJA GLOBAL SPV, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Long-term debt related to the 2020 Term Loans consisted of the following:

	As of
	June 30, 2023	December 31, 2022

	(in thousands)
2020 Term Loans with principal payments due on March 20 each year; interest at LIBOR plus 1.8%; final balance due on maturity date of March 19, 2025	$400,000	$437,500
Less: deferred financing costs	(968)	(1,359)
Less: current portion	(99,503)	(86,972)
Long-term debt, net of current portion	$299,529	$349,169

Aggregate maturities of long-term debt as of June 30, 2023 were as follows:

Amount
(in thousands)
Years Ending December 31,
Remainder of 2023	$50,000
2024	150,000
2025	200,000
Total future principal payments	$400,000

The Company recognizes and records interest expense related to the 2020 Term Loans in interest expense, net, which totaled $7.3 million and $5.1 million for the three months ended June 30, 2023 and 2022, respectively, and $14.3 million and $8.1 million for the six months ended June 30, 2023 and 2022, respectively.

In July 2023, the Company entered into a credit agreement (“2023 Credit Agreement”) with Bank of America, N.A., as administrative agent, and certain banks and financial institutions party thereto as lenders and issuing banks. The 2023 Credit Agreement provides for an $810.0 million term loan facility (the “2023 Term Loans”) and a $500.0 million revolving credit facility (“2023 Revolving Facility”). The 2023 Term Loans and 2023 Revolving Facility mature in July 2028, and both facilities bear interest at the Secured Overnight Financing Rate (“SOFR”) plus 1.875%. The Company has the ability to increase the total commitments related to the 2023 Revolving Facility as long as certain financial covenants are met. The 2023 Credit Agreement replaced the 2020 Facilities Agreement in its entirety and the Company used the net proceeds of $802.9 million from the 2023 Term Loans to repay the remaining principal balance of $400.0 million and accrued interest of $9.2 million related to the 2020 Term Loans.

8.	Commitments and Contingencies

Non-Cancelable Purchase Obligations

In the normal course of business, the Company enters into non-cancelable purchase commitments. As of June 30, 2023, the outstanding non-cancelable purchase obligations with a term of 12 months or longer were immaterial.

Indemnifications and Contingencies

The Company enters into indemnification provisions under certain agreements with other parties in the ordinary course of business. In its customer agreements, the Company has agreed to indemnify, defend and hold harmless the indemnified party for third-party claims and related losses suffered or incurred by the indemnified party from actual or threatened third-party intellectual property infringement claims. For certain large or strategic customers, the Company has agreed to indemnify, defend and hold harmless the indemnified party for non-compliance with certain additional representations and warranties made by the Company.

18

SHARKNINJA GLOBAL SPV, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Legal Proceedings

From time to time, the Company may be involved in various legal proceedings arising from the normal course of business activities. The Company investigates these claims as they arise. The Company is not presently a party to any litigation the outcome of which the Company believes, if determined adversely to the Company, would individually or taken together, have a material adverse effect on its business, financial condition and results of operations.

9.	Shareholders’ Equity and Equity Incentive Plan

Intercompany Note to Parent

During the year ended December 31, 2022, the Company entered into a note agreement with Parent (the “2022 Intercompany Note to Parent”) in which SharkNinja could transfer up to $43.3 million on the day the note was entered into. Parent could subsequently request up to $36.3 million of funds on or prior to January 1, 2023. The Company initially transferred $41.3 million to JS Global during the six months ended June 30, 2022. Subsequently, in September 2022, the Company transferred an additional $8.0 million to JS Global. The note bore interest at a blended Applicable Federal Rate. Due to the nature of the note receivable, the Company considered it to be an in-substance distribution to its Parent accounted for as contra-equity. As of December 31, 2022, the outstanding balance of the note, including interest, recorded as a reduction to retained earnings was $50.1 million. During the six months ended June 30, 2023, the Company declared and issued distributions to Parent of $110.4 million, which included amounts receivable of $50.4 million under the 2022 Intercompany Note, including interest, in satisfaction of such note.

Restricted Share Units

Restricted share unit (“RSU”) activities for the six months ended June 30, 2023 for RSUs granted under JS Global’s restricted share units plan (“JS RSU Plan”) to the Company’s employees were as follows:

	Number of Shares	Weighted Average Grant Date Fair Value per share
Unvested as of December 31, 2022	10,254,734	$0.97
Vested	(9,177,987)	$0.97
Cancelled/Forfeited	(1,076,747)	$0.97
Unvested as of June 30, 2023	—	—

Share-Based Compensation

The share-based compensation by line item in the accompanying condensed consolidated statements of income is summarized as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022

	(in thousands)
Research and development	$840	$585	$1,070	$1,406
Sales and marketing	411	79	512	336
General and administrative	1,066	1,212	1,583	2,704
Total share-based compensation	$2,317	$1,876	$3,165	$4,446

As of June 30, 2023, the Company does not have any unrecognized share-based compensation cost related to RSUs granted under the JS RSU Plan.

Pursuant to the share-based compensation recharge agreement with Parent entered into in the year ended December 31, 2022, the Company reimbursed share-based compensation costs to Parent in the amount of $2.3 million and $15.3 million during the three months ended June 30, 2023, and 2022 respectively, and $3.2 million and $15.3 million during the six months ended June 30, 2023 and 2022, respectively.

19

SHARKNINJA GLOBAL SPV, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

10.	Income Taxes

The Company recorded income tax expenses of $4.0 million and $6.6 million for the three months ended June 30, 2023 and 2022, respectively, and $28.3 million and $32.1 million for the six months ended June 30, 2023 and 2022, respectively. The Company's effective tax rate was 25.1% and 28.5% for the three months ended June 30, 2023 and 2022, respectively, and 22.2% and 23.4% for the six months ended June 30, 2023 and 2022, respectively.

For interim periods, the Company's income tax expense and resulting effective tax rate are based upon an estimated annual effective tax rate adjusted for the effects of items required to be treated as discrete to the period, including jurisdiction mix of earnings, changes in income before taxes, non-deductible expenses, tax credits, uncertain tax positions and other items.

11.	Net Income Per Share

On July 31, 2023, in connection with the separation from JS Global, 138,982,872 shares of common stock of SharkNinja, Inc. were distributed to JS Global shareholders. The distributed share amount of SharkNinja, Inc. is utilized for the calculation of basic and diluted net income per share of the Company for all periods presented prior to the separation and distribution from JS Global. For the three and six months ended June 30, 2023 and 2022, these shares are treated as issued and outstanding for purposes of calculating historical net income per share. For periods prior to the separation and distribution, it is assumed that there are no dilutive equity instruments as there were no equity awards of SharkNinja, Inc. outstanding prior to the separation and distribution.

The following table sets forth the computation of basic and diluted net income per share for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022

	(in thousands, except share and per share data)
Numerator:
Net income	$11,936	$16,495	$99,032	$105,406
Denominator:
Weighted-average shares used in computing net income per share, basic and diluted	138,982,872	138,982,872	138,982,872	138,982,872
Net income per share, basic and diluted	$0.09	$0.12	$0.71	$0.76

20

SHARKNINJA GLOBAL SPV, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

12.	Related Party Transactions

The Company entered into transactions in the ordinary course of business with related parties detailed below that are under common control of JS Global.

	As of
	June 30, 2023	December 31, 2022

	(in thousands)
Related party assets
Balances and transactions with other entities controlled by JS Global
Accounts receivable, net	$1,816	$1,033
Prepaid expenses and other current assets	40	2,886
Related party liabilities
Balances and transactions with other entities controlled by JS Global
Accounts payable	$283,524	$231,805
Accrued expenses and other current liabilities	3,084	861
Balances with JS Global
Accrued expenses and other current liabilities	$7,167	$7,538

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022

	(in thousands)
Related party revenue
Balances and transactions with joint venture
Sale of goods	$—	$266	$—	$766
Balances and transactions with other entities controlled by JS Global
Sale of goods	$493	$—	$1,251	$—
Related party expense
Balances and transactions with other entities controlled by JS Global
Purchase of goods	$412,165	$350,474	$712,027	$683,644
Purchase of services	905	845	1,766	1,801

Supplier Agreements

The Company has historically relied on JS Global entities to provide certain procurement and quality control services to the Company. In connection with these agreements, the Company incurred costs which were reimbursed by JS Global entities. For the three months ended June 30, 2023 and 2022, JS Global entities paid the Company $8.5 million and $8.5 million, respectively, and for the six months ended June 30, 2023 and 2022, JS Global entities paid the Company $16.0 million and $16.3 million, respectively, recorded as a reduction to cost of sales for services rendered under these agreements.

Recourse Promissory Notes

During the year ended December 31, 2021, the Company issued recourse promissory notes of $17.6 million to certain employees (the “2021 Employee Notes”) to satisfy their individual tax withholding requirements. As of December 31, 2022, the outstanding balance of 2021 Employee Notes, including interest, was $11.2 million and was included in prepaid expenses and other current assets. During the six months ended June 30, 2023, the Company received full repayment on the 2021 Employee Notes and no amounts remained outstanding as of June 30, 2023.

21

SHARKNINJA GLOBAL SPV, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

During the year ended December 31, 2022, the Company issued recourse promissory notes of $6.0 million to certain employees (the “2022 Employee Notes”) to satisfy their individual tax withholding requirements. As of December 31, 2022, the outstanding balance of 2022 Employee Notes, including interest, was $6.0 million and was included in prepaid expenses and other current assets. During the six months ended June 30, 2023, the Company received full repayment on the 2022 Employee Notes and no amounts remained outstanding as of June 30, 2023.

Transactions with Parent

See Note 9 – Shareholders’ Equity and Equity Incentive Plan for details on the Company’s equity transaction with Parent including distribution to Parent and share-based compensation recharge from Parent.

13.	Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through August 24, 2023, the date on which these condensed consolidated financial statements were available to be issued.

Distribution

In July 2023, upon the debt refinancing discussed in Footnote 7, the Company declared and paid a special cash distribution of $375.0 million to JS Global for the repayment of JS Global’s outstanding debt under the 2020 Facilities Agreement.

Separation and Distribution Agreements

In July 2023 in connection with the separation, the Company entered into a separation and distribution agreement with JS Global and various other agreements to provide a framework for our relationship with JS Global after the separation, including a transition services agreement, an employee matters agreement, a brand license agreement, sourcing services agreements and a product development agreement.

Equity Incentive Plan

In July 2023, SharkNinja, Inc. adopted a new equity incentive plan (the “Equity Plan”). The total number of shares of SharkNinja, Inc. common stock reserved and available for grant and issuance pursuant to this Equity Plan is 13,898,287 shares. As of August 24, 2023, 9.9 million shares remained available for future grant under the Equity Plan.

22